A/P
12/30/2002

SECl 02054655 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS INVESTMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 ARCH STREET
(No. and Street)

PHILADELPHIA (City) PENNSYLVANIA (State) 19103-1484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH W. LUTES 215-246-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHER & COMPANY, LTD.
(Name – *if individual, state last, first, middle name*)

1845 WALNUT STREET (Address) PHILADELPHIA, PENNSYLVANIA (City) (State) 19103 (Zip Code)

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

RECEIVED
DEC 24 2002

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAUL SILBERBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS INVESTMENT RESOURCES, INC., as of OCTOBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
RAECHEL F. KOLOGY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Feb. 23, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

CMS INVESTMENT RESOURCES, INC. (AN S CORPORATION)

OCTOBER 31, 2002 AND 2001

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2002 AND 2001

TABLE OF CONTENTS

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2002 and 2001 and the related statements of loss and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 18, 2002

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 1,175,436	$ 828,001
Receivables		
Advisory fees	73,388	73,838
Other	120,756	29,118
Due from affiliated entity	100,000	-
Prepaid expenses	52,107	103,379
Total current assets	1,521,687	1,034,336
INVESTMENTS IN PARTNERSHIPS	18,200	9,374
OTHER ASSETS		
Deposits	8,888	349,622
Total Assets	$ 1,548,775	$ 1,393,332

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 266,536	$ 106,697
Accrued and withheld payroll taxes	54,269	33,437
Accrued profit sharing contribution	69,015	66,935
Deferred revenue	525,835	445,696
Total current liabilities	915,655	652,765
INVESTMENTS IN PARTNERSHIPS	13,353	25,853
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	555,000	555,000
Retained earnings	63,767	158,714
Total Stockholders' equity	619,767	714,714
Total Liabilities and Stockholders' Equity	$ 1,548,775	$ 1,393,332

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF LOSS AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002	2001
Revenue		
Fee income	$ 29,366,674	$ 24,976,658
Dividend income	41,096	74,450
	29,407,770	25,051,108
Expenses		
Operating	25,788,604	24,364,246
Income before principals' payroll and other items	3,619,166	686,862
Principals' payroll	3,722,939	3,048,436
Loss before other items	(103,773)	(2,361,574)
Other income (expense)		
Loss on disposition of investment	-	(235,418)
Equity in income (loss) of investments in Partnerships	8,826	(7,069)
	8,826	(242,487)
NET LOSS	(94,947)	(2,604,061)
Retained earnings, beginning of year	158,714	2,762,775
Retained earnings, end of year	$ 63,767	$ 158,714

The accompanying notes are an integral part of these financial statements

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net loss	$ (94,947)	$ (2,604,061)
Adjustments to reconcile net loss to net cash provided (utilized) by operating activities:		
Loss on disposition of investment	-	235,418
Equity in (income) loss of investments in Partnerships	(8,826)	7,069
Changes in:		
Advisory fee receivables	450	220,502
Other receivables	(91,638)	134,112
Due from affiliated entity	(100,000)	-
Prepaid expenses	51,272	(62,658)
Deposits	340,734	(138,169)
Due to related party	-	(350,000)
Accounts payable and accrued expenses	159,839	(67,254)
Accrued and withheld payroll taxes and profit sharing contribution	22,912	9,943
Deferred revenue	80,139	(4,414,446)
Net cash provided (utilized) by operating activities	359,935	(7,029,544)
INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	-	102,989
Purchase of property and equipment	-	(4,479)
Proceeds from disposition of investment	-	1,260,756
Investment in Partnership	(12,500)	-
Net cash provided (utilized) by investing activities	(12,500)	1,359,266
INCREASE (DECREASE) IN CASH	347,435	(5,670,278)
Cash and cash equivalents, beginning of year	828,001	6,498,279
Cash and cash equivalents, end of year	$ 1,175,436	$ 828,001

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 AND 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, Inc. (Company) is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. (See also Note H.)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deferred revenue

The Company bills certain affiliated entities in advance of providing certain investment advisory services. Therefore, revenue is received prior to these services being rendered. This revenue is deferred and recognized as income in a future period when the investment services are provided.

Revenue recognition

Revenue is recognized from investment advisory services as earned. A placement fee is recognized at closings for private placement memorandums ("PPM") based on the terms of the PPM. Additionally, certain PPMs, placed in previous years, provide for potential future revenue for asset dispositions and refinancings. Such additional revenue is recognized when earned. Revenue from the placement of insurance is recognized upon notification of policy renewal.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 AND 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2002 and 2001, the Company has a balance of approximately $1,300,000 and $1,100,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

Investment in partnerships

The Company has General Partner and Limited Partner interests in limited partnerships which invest primarily in operating businesses, real estate, and cable activities. The Company accounts for General Partner investments on the equity method and Limited Partner investments on the cost method, respectively. Under the equity method, the Company's initial and subsequent investments, which are recorded at cost, are increased or decreased by the Company's share of the Partnership's operating results. Under the cost method, the Company's initial and subsequent investments are recorded at cost and income recognized is limited to distributions received. There were no distributions from limited partnership investments during the year.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to 2002 presentations.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts in commercial banks, which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts. The Company believes it is not exposed to any significant risk on its cash.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 AND 2001

NOTE C - INVESTMENTS IN PARTNERSHIPS

The Company has General Partner investment interests in several limited partnerships which own interests in other partnerships. The investments are reflected on the equity basis of accounting.

The following information summarizes in the aggregate the assets and liabilities of the Partnerships in which the Company has investments at October 31, 2002 and 2001. The information is presented at, and for the Partnerships' years ended December 31, 2001 and 2000, the dates of the most recently available financial information.

	2002	2001
Summary of financial position:		
Assets	$(139,417)	$(151,331)
Liabilities	(560)	(545)
Equity deficiency	$(139,977)	$(151,876)
Summary of income (loss):		
Equity in income (loss) of investments in Partnerships	$ 8,826	$ (7,069)
Net loss	$ 8,826	$ 7,069

The excess of liabilities over assets represents the Partnerships' portion of accumulated losses and distributions in excess of the related investment.

NOTE D - RELATED PARTY TRANSACTIONS

Management fees

Administrative services and office space are provided by an affiliated company for which the Company paid fees of $20,625,000 and $20,123,000 for October 31, 2002 and 2001, respectively. As of October 31, 2002, the amount due from the affiliated entity of $100,000 is related to a management fee overpayment.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 (at October 31, 2002 the ratio was 3.79 to 1). At October 31, 2002, the Company had net capital, as defined, of $245,415 which was $183,481 in excess of its required net capital of $61,934.

The Company has entered into a fully-disclosed clearing agreement with a fully-licensed broker-dealer, and as such the Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(ii).

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2002 and 2001 amounted to $69,015 and $66,935, respectively. There were no nonelective contributions to the plan for 2002 and 2001.

NOTE G - COMMITMENTS

The Company has entered into various agreements with affiliated limited partnerships, whereby the Company, for a fee of 1% or 2% of gross annual rentals from the properties, provides administrative and investor relations services.

The Company, as a General Partner in several limited partnerships, is jointly and severally liable with other related General Partners for recourse liabilities incurred by certain of these partnerships. As of December 31, 2002 and 2001, the dates of the most recently available financial information, such recourse liabilities were $271 and $256, respectively.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 AND 2001

NOTE H - SUBSEQUENT EVENT

Effective November 1, 2002, the investment advisory operations of the Company were transferred to a new company, CMS Fund Advisers, Inc. (Advisors), a newly registered investment adviser. The purpose of this transfer was to house in Advisors the operations not related to the broker-dealer industry or its regulations. The Company continues to be a registered broker-dealer and to act as a placement agent for fund offerings as well as a broker-dealer for variable annuity insurance business.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
SCHEDULES OF FEE INCOME
AND OPERATING EXPENSES
YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002	2001
Fee income		
Advisory and private placement fees, current	$ 7,739,628	$ 8,609,362
Advisory fees, previous	19,908,526	14,855,916
Insurance commissions	1,718,520	1,511,380
	$ 29,366,674	$ 24,976,658
Operating expenses		
Payroll	$ 3,421,509	$ 2,795,240
Payroll taxes	291,707	238,792
Professional fees	496,245	365,023
Management fees	20,625,000	20,123,000
Automobile	13,167	12,241
Bad debt	-	4,299
Employee benefits	344,984	269,639
Entertainment	26,707	19,264
Insurance	47,668	54,125
Office	332,834	284,143
Taxes, other	67,597	103,363
Telephone	51,641	50,655
Travel	69,545	44,462
	$ 25,788,604	$ 24,364,246

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED OCTOBER 31, 2002 AND 2001
(AMOUNTS IN U.S. DOLLARS)

	2002	2001
Total consolidated stockholders' equity from statement of financial condition	$ 619,767	$ 714,714
Deduct nonallowable assets:		
Commissions, plan fees receivable, and other receivables	194,144	102,956
Due from affiliated entity	100,000	-
Prepaid expenses	52,107	103,379
Investments in partnerships	18,200	9,374
Other	8,888	349,622
Haircut on securities	1,013	971
	374,352	566,302
Net capital	$ 245,415	$ 148,412
Minimum net capital required per 15c3-1(a)(2)	$ 61,952	$ 45,241
Aggregate indebtedness from statement of financial condition, net of A-1 liabilities	$ 929,279	$ 678,618
Ratio of aggregate indebtedness to net capital	379%	457%
Debt-equity ratio computed in accordance with 15c3-1(d)	150%	95%

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2002 AND 2001

	2002	2001
Total Stockholders' equity according to Form X-17A-5	$619,767	$714,714
Audit adjustments	-	-
Total Stockholders' equity according to the audit	$619,767	$714,714

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2002 and 2001):

	2002	2001
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$245,415	$148,412
Audit adjustments reflected above	-	-
Net capital according to the audit	$245,415	$148,412

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2002 and 2001.

OTHER MATTERS

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

In planning and performing our audits of the financial statements of CMS Investment Resources, Inc. (an S Corporation) for the years ended October 31, 2002 and 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CMS Investment Resources, Inc. (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 18, 2002